Sarah M. Patterson

Managing Director. General Counsel for

Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

March 18, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company, Registration Statement on Form S-1 (File No. 333-275098) for the ForeStructured Growth and the ForeStructured Growth Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On October 20, 2023, Forethought Life Insurance Company (the “Company”) filed the above-referenced registration statement (the “New Registration Statement”) for the ForeStructured Growth and the ForeStructured Growth Advisory Contracts (the “Contracts”). On January 19, 2024, the Company filed with the Commission correspondence responding to staff comments on the New Registration Statement and separately provided a draft revised prospectus (the “January Correspondence”). On February 5, 2024, via telephone, you provided additional comments related to the January Correspondence, and this letter responds to those additional comments. Below please find the Commission staff’s comments in bold followed by the Company’s responses thereto. The Company has separately provided a draft revised prospectus reflecting the Company’s responses to the Commission staff’s comments. The Company intends to request acceleration of effectiveness for no later than May 1, 2024, as necessary to comply with Section 10(a)(3) of the Securities Act, as the Contracts are currently being offered on an existing registration statement (File No. 333-257394).

Comments

1.	On the cover page, please identify the three upside crediting methods (Index Cap, Participation Rate, and Tier Participation Rate) that are currently offered, and disclose the guaranteed minimum rates to which they are subject. Please also state that the Company can stop offering options with a Participation Rate or Tier Participation Rates.

The prospectus has been revised accordingly.

2.	On the cover page and throughout the prospectus, please bold disclosure identifying a maximum potential loss percentage.

The prospectus has been revised accordingly.

3.	On the cover and throughout the prospectus, when referring to the guaranteed minimum interest rate for the One-Year Fixed Strategy, please state the guaranteed minimum interest rate with specificity.

The prospectus has been revised accordingly, except as to avoid repetition in close proximity.

4.	On the cover and elsewhere in the prospectus as appropriate, with respect to the information under the bold heading “Reallocation of Contract Value”:

a.	Please revise the heading to read “Reallocation of Contract Value and Discontinuation of Certain Features.”

b.	Please move the two related paragraphs to immediately following the paragraph titled “One-Year Fixed Strategy.”

c.	At the end of the second paragraph, please reference that such unavailable Strategies may include those with Buffer, Aggregate Floor, Participation Rates, and Tier Participation Rates.

d.	As part of the above-referenced paragraph, please disclose that the Strategies that are guaranteed to be available have limited upside potential and provide a brief example based on their guaranteed minimum upside/interest rate.

The prospectus has been revised accordingly.

5.	On the cover, please replace the last sentence of the third-to-last paragraph with the similar sentence in the second-to-last paragraph, and delete that last sentence from the second-to-last paragraph.

The prospectus has been revised accordingly.

6.	In the Summary section, with respect to the question “Does the Contract provide a Death Benefit,” please revise the reference to “Valuation Days” and “Valuation Day” for clarity.

The prospectus has been revised accordingly.

7.	Please apply any comments throughout the prospectus, where applicable.

The prospectus has been revised accordingly.

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary